Exhibit 1

Company Presentation
Investor Breakfast at TASE
December 25, 2014

This presentation contains "forward-looking statements."
These statements include words like "may," "expects,"
"believes," “plans,” “scheduled," and "intends," and describe opinions about future events. These forward-looking
statements involve known and unknown risks and
uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward Looking Statements

BioLineRx Snapshot
• Drug development company with core focus on oncology and
 immunology
• Bridge “development gap” for Israeli assets
 – Leverage carefully selected early-stage technology, primarily at academia level, following proof of concept in animals (at a minimum)
 – Invest 3-6 years in asset through to major catalyst
 – Partner the asset (depending on the stage)
 • For commercialization
 • For late-stage clinical development
 • For early and mid-stage co-development
• Current pipeline of 10 assets, 6 in clinical development
• Share listings: TASE (BLRX.TA) since 2007; NASDAQ (BLRX) since 2011

Identify promising projects
Conduct Feasibility Testing`
Develop through clinical stages
Partner

Our Business Model
• Strong scientific
 basis
• High chance of
 regulatory approval
• Competitive
 advantage
• Strong IP
• Validate results of
 inventors
• Resolve main
 concerns regarding
 toxicity, CMC, etc.
• Accelerated
 development
 program
• FDA/EMA standards
• Continued clinical
 development, if
 needed
• Regulatory approval
• Commercialization

PROJECT	INDICATION	Pre-Clinical / Phase I / Phase II / Phase III	Partners
LEAD DEVELOPMENT PROGRAMS			
BL-8040	AML		
	Stem cell mobilization		
BL-7010	Celiac disease		
ADDITIONAL DEVELOPMENT PROGRAMS			
BL-7040	Inflammatory bowel disease		
BL-9010	Severe asthma/allergies		
BL-1110	Neuropathic pain/scleroderma		
PROGRAMS PARTNERED OR IN CO-DEVELOPMENT			
BL-1040	Ventricular remodeling post-AMI	Global out-license to Bellerophon BCM (f/k/a Ikaria)	Bellerophon Therapeutics
BL-5010	Skin lesions	Regional out-license to Omega Pharma	Omega Pharma
BL-8020	HCV and other viral indications	Global collaboration with Genoscience/Panmed	Genoscience/Panmed
BL-8030	HCV	Collaboration with CTTQ for China	CTTQ
BL-9020	Type 1 diabetes	Collaboration with JHL for China and Southeast Asia	JHL Biotech

5

Multiple High-Value Shots on Goal

LEAD PROGRAMS

BL-8040:
BEST-IN-CLASS CXCR4
ANTAGONIST FOR
TREATMENT OF
HEMATOLOGICAL
CANCERS

- **Product MOA:**

induces tumor cell mobilization
BL-8040 sensitizes tumor cells to other drugs

BL-8040 Highlights
• Indications: Acute myeloid leukemia (AML) & other hematological cancers
• Mode of Action: CXCR4 antagonism
 – CXCR4 over-expressed in >70% of tumors, and correlates with disease severity.
• Status:
 – Phase II trial ongoing (AML)
 – Phase I trial ongoing (Stem cell mobilization )
BL-8040
directly kills
cancer cells
BL-
8040
BL-8040 +
SoC
   BL-8040
BL-8040

Phase I
Phase II
Phase III
PROTOCOL INDICATION
Ph2a - Ongoing - Topline results Q1/2015
Ph1/2 - Planned - Q2/2015-Q2/2017
Ph1/2 - Completed
Ph1 - Ongoing - Q1/2015
BL-8040.01
hMDS and Aplastic Anemia
BL-8040.06
BL-8040.02
BKTSC001
SCM with G-CSF  (Myeloma)
SCM as Single Agent
BL-8040.04
Ph2b - Planned - Q1/2015-Q3/2017
ACUTE MYELOID LEUKEMIA (AML)
Ph1/2 - Planned - Q1/2015-Q3/2016
AML FLT3-ITD
BL-8040.05
Projected Clinical Program Targets Several
Hematological Indications With High Unmet Need
OTHER HEMATOLOGICAL INDICATIONS
AML Consolidation (BLAST)
r/r AML

ON-GOING STUDIES

rr AML & Stem Cell Mobilization

Results from r/r AML Phase 2a (under IND)
• First four cohorts were completed
• There were no BL-8040 related SAEs and none of the AEs were considered
 DLTs
• Robust leukemic blast mobilization was observed (median of 6-fold increase)
• BL-8040 monotherapy decreased amount of leukemic cells in BM by median of ~70%
• 3.5-fold increase in AML cell apoptosis (BL-8040 monotherapy)
• Topline results are expected during H2/2015
Treatment
Follow up
Screening
BM biopsy
BL-8040
Day
Ara-C
 1 2 3 4 5 6 7 ---------------------------------------------------------------------------------- 30

THE UNIVERSITY OF TEXAS
MD Anderson Cancer Center

NORTHWESTERN UNIVERSITY
1851

Shaare Zedek Medical Center in Jerusalem
Affiliated with the Hebrew University School of Medicine

RAMBAM
MEDICAL CENTER

Tel-Aviv Sourasky Medical Center

MEMORIAL SLOAN-KETTERING CANCER CENTER
ESTABLISHED 1884

MAYO CLINIC

BL-8040.01 Currently Taking Place in Multiple Leading
Medical Centers in the US and Israel
Dr. Arnon Nagler
Dr. Yishai Ofran
Dr. Nadav Sarid
Dr. James Foran
Dr. Martin Tallman
Dr. Jessica Altman
Dr. Gautam Borthakur
Dr. Dina Ben-Yehuda
Dr. Jacob Rowe

Phase 1 - Single Agent Stem Cell Mobilization
Study design
•   Part 1 - Dose escalation, randomized, placebo controlled - up to 4 escalating doses
•   Part 2 - Dose expansion of safe and efficacious dose group
Timelines
•   Topline results expected by end of Q1/2015
Mobilization
Safety follow up
Safety follow up
Mobilization
Screening
Screening
Part 1
Part 2
BL-8040
1
-28
Day
2
7
3

3 NEW INDICATIONS

3 New Studies will be Initiated in 2015
• AML Consolidation
 – Collaboration with the German Study Alliance Leukemia Group
 – Double blind, placebo controlled, repeated administrations, multiple treatment cycles
 – Sample size - ~200 patients
 – 20-25 sites in Germany
 – Topline results expected by Q4/2017
• AML FLT3-ITD
 – Collaboration with MD Anderson Cancer Center
 – Open label, two parts:
 • Part I: Dose selection, assessment of MTD of Sorafinib in combination with BL-8040
 • Part II: Combination in different FLT3-ITD patient populations
 – Topline results expected by Q1/2017
•    Myelodysplastic Syndrome (MDS) & Aplastic Anemia  (AA)
 – Collaboration with MD Anderson Cancer Center
 – Open label, repeated administrations, single treatment cycle
 – Topline results expected by Q3/2017

3.50
3.40
3.30
3.20
3.10
3.00
2.90
2.80
2.70
2.60
2.50
(M/ul)
Patient 1
Patient 2
Patient 3
Day 1 BL
Day 2 BL
Day 3 BL

10
9.5
9
8.5
8
7.5
7
(g/Dl)
Patient 003
Patient 007
Patient 019
Day 1 BL
Day 2 BL
Day 3 BL

• MDS and AA are hematological disorders characterized by
 bone marrow dysplasia, ineffective hematopoiesis and
 cytopenias
• Effect of BL-8040 on BM regeneration:
 – Both pre-clinical and clinical signs of efficacy (from the on-going study)
MDS & Aplastic Anemia (AA)
RBC
Hemoglobin

Major BL-8040 Development Milestones (Next 3 Years)

BL-8040 (hMDS) study completion
BL-8040 (AML) phase 2 completion
BL-8040 (AML) phase 2 partial results
BL-8040 (SC Mobilization) phase 1 completion
BL-8040 (hMDS & AA) FPI
BL-8040 (FLT-3) study completion
BL-8040 (Consolidation) FPI
BL-8040 (FLT-3) FPI
BL-8040 (Consolidation) study completion
BL-8040 (SC Mobilization) phase 2 FPI
BL-8040 (SC Mobilization) phase 2 completion
BL-8040 (Consolidation) LPI
BL-8040 (SC Mobilization) phase 2 LPI
BL-8040 (AML) end of phase 2 meeting
BL-8040 (FLT-3) interim results
BL-8040 (hMDS & AA) interim results

BL-1040:
FIRST-IN-CLASS MYOCARDIAL IMPLANT
FOR PREVENTION OF VENTRICULAR REMODELING
FOLLOWING AMI

Out-licensed to Bellerophon (f/k/a Ikaria) and being developed as Bioabsorbable Cardiac Matrix (BCM)

BL-1040 Highlights
• Indication: Cardiac damage following heart attack
• Mode of Action: Provides structural support during healing
• Status: EU registration trial - completion expected in mid-2015
• Device designation (including FDA)
• Partnered with Bellerophon BCM (f/k/a Ikaria)
    – $282.5 million total deal; $17 million received; 11-15% royalties
    – All development costs funded by Bellerophon BCM
• Market Opportunity: >$1 billion*

*Based on a customized survey and report prepared for BioLineRx by Defined Health

Successfully treated
with PCI and stents

No sufficiently effective
treatment for myocardial
damage

Unmet Medical Need
Vessel occlusion
Tissue damage

How Does BL-1040 Work?
Arterial injection deposits
material into infarcted tissue
Turns from liquid to gel
on contact
Gel-like scaffold provides
mechanical support to damaged
tissue
Transitions back to liquid and
exits the body within 6 weeks
BL-1040
Untreated
Porcine AMI model, day 60
L
V
L
V
• Dilated
•
• Thin wall
•
• Normal size
•
• Normal wall
•
L
V
L
V

Promising Results from Pilot Study
• Designated as device by regulatory authorities
 (including FDA)
• Pilot study in Europe - completed January 2010
 – 27 patients, safety and preliminary efficacy in patients with primary MI at high risk for LV remodeling
 • 9 sites: 6 in Germany, 3 in Belgium
• Trial results show
 – No treatment related complications, arrhythmias, elevations in cardiac enzymes or occlusions
 – Comparison to historical data suggests superior efficacy

BL-1040 Pivotal Clinical Development Program
• Pivotal CE Mark Registration trial progressing at full steam
 – Placebo controlled, total enrollment ~300 patients, six-month follow-up
 – ~80 sites currently active in nine countries (including 14 sites in US)
 – Over 280 patients enrolled to date
 – Endpoints: End diastolic volume index, QLQ, six-minute walk test
 – Trial to be completed by mid-2015
• US pivotal trial in planning stages
 – Final discussions with FDA
 – Placebo controlled, >1,000 patients, 12-month follow-up

BL-7010:
NOVEL GLIADIN-BINDING
POLYMER FOR
CELIAC DISEASE

BL-7010: Polymeric Binder for Celiac Disease
• Indication: Celiac disease (harmful immune response to gluten)
• Mode of Action: Novel polymer that binds to gluten peptides; prevents interaction with the immune system in the GI
• Status: Phase 1/2 study completed in celiac patients
• Product Highlights
 – Prevents damage to small intestine
 – Does not enter bloodstream (stays in the GI and is excreted)
 – Non-toxic

Celiac Disease - Large Unmet Medical Need

• 1% of world’s population suffers from celiac disease
 – Underestimated due to lack of awareness/diagnostic tools
• Market projected to reach $8 billion by 2019
• No current therapies approved for celiac
 – Only treatment option is life-long, strict gluten-free diet (GFD)
 – ~20% of celiac patients have symptoms even on GFD
• Major interest shown by Big Pharma
 – AbbVie acquired rights to phase 2 asset from Alvine (paid $70 million upfront)

BL-7010 Prevents Formation of Gliadin's Immunogenic Peptides

The polymer and
gliadin are excreted
in feces

Copolymer of sodium
styrene sulfonate (SS)
and 2-hydroxyethyl
methacrylate (HEMA)
Gluten
BL-7010 demonstrates
distinguished specificity
towards gliadin
Prevention of intestinal damage

 Small intestinal damage
 leading to malabsorption
BL-7010
Gluten
Gliadin
Cells in the
intestinal wall
Immune Cells
Inflammatory response

- Randomized, placebo-controlled efficacy study expected to commence in H2 2015

A
B
C

BL-7010 Pre-clinical & Clinical Success to Date
• Phase 1/2 safety study completed in celiac patients
• Positive results presented in early November
 – Safe and well tolerated; no serious or dose-limiting side effects
 – Optimal dose identified: 1 gram x 3 per day
 – Confirmed no systemic absorption; supports medical device classification in Europe
 (significantly accelerates potential approval)
   In-Vivo results
  Transgenic male
Non-
Sensitized
Without
BL-7010
With
BL-7010

BUSINESS DEVELOPMENT ACHIEVEMENTS

Major Business Development Activities in Last 2 Years
• BL-8030 (HCV) out-licensed to CTTQ (Chinese leader for liver diseases)
• BL-9020 (type I diabetes) collaboration with JHL
• BL-5010 (skin lesions) out-licensed to Omega Pharma
 – Leading European OTC healthcare company with operations in 35 countries and over
 2,500 employees.
 – Omega generated sales of more than €1.2B in 2013
 – A definitive agreement for the acquisition of Omega by Perrigo
 – BL-5010 is expected to begin marketing in 2016
• Strategic collaboration with Novartis
 – For screening and development of novel drugs
 – Strategic collaboration was a major objective for BioLineRx
 • Our pipeline and proven expertise were the basis for this collaboration
 • This collaboration will enable expansion of our pipeline and maximize number of programs we can in-license from Israel

Facts about Novartis
• Second largest pharma company worldwide, Market cap  ~$225B
 – Expected to become the #1 in ethical drug sales by 2020 (by Decision Resources)
• 135,000 employees
• 2013 annual sales of ~$58B
 – Approximately $46.5B is estimated from ethical drugs
• Sales growth rate: 2-4%
 – Ethical drug growth at CAGR of 5.5% since 2009 (twice as much as big pharma average of 2.8%).
• 2013 R&D budget: $9.9B ($7.25B in pharmaceuticals)
• Key areas: oncology, ophthalmology, cardiovascular, CNS
• Top-selling drugs:
 – Gleevec: $4.7B in 2013 sales , CML (leukemia)
 – Diovan: $3.5B in 2013
 – Lucentis: $2.4B in 2013, AMD
 – Gilenya: $1.9B in 2013 (>60% growth), MS
 – Sandostatin: $1.6B, oncology

NOVARTIS PARTNERSHIP

Overview

What is Background and Rationale for the Deal?
•    The key objectives of such a partnership are:
 – Increase likelihood of future licensing transaction
 – Reduce cost and risk of drug development, especially in clinical stages
 – Increase likelihood of success by incorporating inputs from industry leader
 – Validate BioLineRx’s capabilities in identifying and developing promising projects
•    All of these objectives have been met via Novartis transaction

Specifics of Deal
• $10m at >20% premium
• Represents 12.8% of BLRX equity
• No Board seat/presence
• Joint committee established to routinely evaluate projects
• Only Israel-originated projects are reviewed
• BLRX existing portfolio is NOT included in this partnership
• If Novartis passes on a project, BLRX has full freedom to act
• Selected project will be in-licensed solely by BLRX
• Cost sharing of clinical development on up to three projects
• Joint development until clinical proof-of-concept (POC)
• For joint projects reaching POC, Novartis will have right-of-first-
 negotiations for several months
• No obligation by BLRX to out-license to Novartis
• Likelihood of out-licensing deal is increased significantly
EQUITY
INVESTMENT
JOINT
EVALUATION
JOINT
DEVELOP.
POTENTIAL
LICENSING

Co-Development Principles
• Companies will agree on:
 – Endpoints for development (typically around Phase 1b or Phase 2a)
 – Development plan
 – Budget
• Novartis will provide the following financing:
 – $5M “option fee” at time of signing (non-dilutive)
 – 50% of the remaining development budget via equity (at premium to share price at that time)
• For example:
 – Agreed endpoint is Phase 2a
 – Agreed development budget = $15M
 – Novartis pays option fee = $5M
 – Remaining budget = $10M
 – Novartis pays 50% of that, meaning an additional $5M (in equity)
 – Total investment by Novartis in this project: $10M out of total of $15M

How do we Protect BLRX Shareholder Interests?
• Equity investment by a leading and sophisticated partner
 – Clear limitations in place on Novartis’ ability to sell shares in the future
• Corporate governance is very strong
 – No board seat for Novartis
 – No rights to know about additional partnering discussions
 – Standstill limitation: Novartis cannot go over a certain % of the equity (but can increase its existing stake somewhat)
• Leave significant room to maintain BioLineRx independence
 – Existing pipeline is excluded from the deal
 – All projects are in-licensed solely to BLRX and managed by BLRX

How does Deal Meet our Strategic Objectives?
√ Increases likelihood of future licensing transaction
√ Reduces cost & risk of development, especially in clinical stages
√ Increases likelihood of success by incorporating inputs from industry leader
√ Validates BLRX’s capabilities in identifying and developing promising projects

OUT-LICENSING OF BL-5010 TO OMEGA

Deal Overview
• Omega Pharma Facts
 – Leader in OTC market in Europe, with over €1.3B in annual sales
 – Recently bought by Perrigo for €3.6B
 – Omega has existing products in leading relevant categories
• Deal scope:
 – Geography: Europe, Australia and other selected countries
 – OTC uses only
 – BLRX maintains full rights in the US, as well as the Rx rights globally
• Deal structure:
 – BL-5010 is regulated as a medical device in Europe and other countries, with expected commercial launch as early as 2016
 – BLRX will be entitled to receive undisclosed amount for each unit sold, plus commercial milestone payments
 – Omega will develop BL-5010 for more than one indication, allowing for additional future growth in sales

Deal Implications
• Additional validation of BioLineRx’s business model
 – Develop early-stage Israeli projects until advanced clinical stages
 – Identifying leading relevant partners for commercialization of these projects
• Value creation from non-core projects as well
 – Potential for relatively near-term stream of income
• Further focusing on strategy
 – Resources and attention can be further directed at lead clinical projects in oncology and immunology
 – Allow further support and attention for partnership with Novartis

CORPORATE

Financial and Corporate Summary
Strong cash position
• $29.6 million as of September 30, 2014 (latest financials)
   – Does not include $10 million received from Novartis
•  Current resources fund operational capital through end of 2016
•  Expect to reach several value inflection points during this time
Capital structure
•  Traded on NASDAQ and TASE (Symbol: BLRX)
•  39 million shares outstanding; 45 million fully diluted (based on ADSs)
•  US and European shareholders represent >60% of investor base
Other
•  46 employees, approximately 2/3 with advanced degrees
•  Covered by several analysts: Aegis Capital, Roth Capital, Maxim
     Group, Edison Investment Research

2014
BL-8040 (Consolidation) phase 2b initiation
BL-1040 (AMI) CE mark study completion
2015
BL-8040 (AML) phase 2 completion

Major Development Milestones - 2014 and 2015

BL-7010 (Celiac Disease) CE pivotal study initiation
BL-8040 (AML) phase 2 partial results*
BL-8040 (SC Mobilization) phase 1 completion
* End of dose escalation phase
BL-1040 (AMI) complete CE mark study enrollment
BL-7010 (Celiac Disease) phase 1/2 completion
√
BL-8040 (SC Mobilization) phase 1 initiation
√
BL-9020 (Type 1 Diabetes) collaboration with JHL
√
BL-7010 (Celiac Disease) phase 1/2 study update*
√
BL-8040 (SC Mobilization) phase 1 apheresis data
BL-8040 (AML) announcement of next steps
√
BL-8040 (FLT-3) phase 1/2 initiation
BL-8040 (hMDS & AA) phase 1/2 initiation

THANK YOU!